

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via U.S. Mail

William W. Reid
Chief Executive Officer
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, Colorado 80906

Re: **Gold Resource Corporation**
        Form 10-K for the Fiscal Year ended December 31, 2010
        Filed March 15, 2011
        File No. 001-34857

Dear Mr. Reid:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Karl Hiller

                                Karl Hiller
                                Branch Chief